600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

William Mark Young 713.220.4323 Phone 713.238.7111 Fax markyoung@andrewskurth.com

December 21, 2009

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries, Inc.

Registration Statement on Form S-3

Filed August 26, 2009

File No. 333-161552

Dear Mr. Ingram:

On behalf of Flotek Industries, Inc., a Delaware corporation (the “Company”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement on Form S-3 (the “Registration Statement”), each of which has been marked to show changes from the original filing.

In this letter, we respectfully submit the following responses to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 15, 2009 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold face type the comments exactly as set forth in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment. A copy of this letter has been furnished on EDGAR as correspondence.

We understand that you will be reviewing the Company’s responses and may have additional comments. We welcome any questions you may have concerning the Company’s responses and thank you for your attention devoted to our filing. Please feel free to call us at the telephone number listed at the end of this letter.

Selling Stockholders, page 4

1.	With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Response: The Company acknowledges Comment No. 1 and has revised the Registration Statement accordingly.

2.	Please be advised that all selling stockholders who are registered broker-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. If any of the selling stockholders are affiliates of broker-dealers, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholders, please identify them as underwriters.

Response: None of the selling stockholders are registered broker-dealers. Two of the selling stockholders are affiliates of broker-dealers and the Company has confirmed that at the time of the purchase of the securities to be resold pursuant to the Registration Statement, each such selling stockholder purchased the securities to be offered for resale in the ordinary course of business and did not have any agreement or understanding, directly or indirectly, with any person to distribute such securities.

3.	Please ensure the calculations are appropriate for the information provided for Peter & Jaquelyn Barbara, JTWROS.

Response: The selling stockholders table contained a typographical error regarding certain information for Peter & Jaquelyn Barbara, JTWROS. The Company has revised the Registration Statement to correct such typographical error.

Please direct any questions that you have with respect to the foregoing to the undersigned of Andrews Kurth LLP at (713) 220-4323.

Sincerely,

/s/ W. Mark Young
W. Mark Young

cc: Jesse Neyman (Company)

cc: Sherry Haywood (SEC)